Exhibit 99.113

Management’s Discussion & Analysis

For the year ended December 31, 2020

2020

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Selected Annual Information	6
Reconciliation of Non-IFRS measures	7
Reportable Segments	8
Backbone	8
Volta	9
Liquidity and Capital Resources	10
Cash Flows	10
Working Capital	11
Capital Resources	11
Off-Balance Sheet Arrangements	12
Share Capital	12
Financial Instruments & Risks	12
Other Risks	16
Related Party Transactions	29
Recent and Subsequent Events	30
Adoption of and Change in Accounting Policies	31
Caution Regarding Forward-Looking Statements	33
Caution Regarding Non-IFRS Financial Performance Measures	34
Management’s Report on Internal Control Over Financial Reporting	35
Glossary of Terms.	36

Bitfarms Ltd. 2020 MD&A 1

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated March 24, 2021, should be read in conjunction with the Company’s audited annual consolidated financial statements and its accompanying notes for the year ended December 31, 2020. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” section of this MD&A.

The Company’s 2020 audited annual consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s 2020 audited annual consolidated financial statements and the accompanying notes are reported in US dollars, except where otherwise noted.

The Company utilizes various Non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (Volta Électrique, “Volta”).

Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone exchanges cryptocurrencies mined into U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of approximately 160 MW of hydro-electric green energy in Québec. Bitfarms also owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. 2020 MD&A 2

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Consolidated Results of Operations

(U.S.$ in thousands except per share data and percentages)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Revenues	11,324	10,536	788	7%	34,703	32,421	2,282	7%
Cost of sales	8,580	7,702	878	11%	31,830	20,982	10,848	52%
Gross profit (loss)	2,744	2,834	(90)	(3%)	2,873	11,439	(8,566)	(75%)
Gross margin	24%	27%	-	-	8%	35%	-	-
General and administrative expenses	2,265	2,409	(144)	(6%)	8,250	9,984	(1,734)	(17%)
(Gain) on disposition of cryptocurrencies	(65)	-	(65)	(100%)	(88)	-	(88)	(100%)
Impairment of property, plant and equipment	-	-	-	-	-	56	(56)	(100%)
Operating income (loss)	544	425	119	28%	(5,289)	1,399	(6,688)	(478%)
Operating margin	5%	4%	-	-	(15%)	4%	-	-
Loss on disposition of assets	178	303	(125)	(41%)	1,442	310	1,132	365%
Net financial expenses	5,456	1,571	3,885	247%	9,386	1,573	7,813	497%
Net income (loss) before income taxes	(5,090)	(1,449)	(3,641)	(251%)	(16,117)	(484)	(15,633)	(3230%)
Income tax expense (recovery)	284	(2,574)	2,858	111%	172	(2,591)	2,763	107%
Net income (loss)	(5,374)	1,125	(6,499)	(578%)	(16,289)	2,107	(18,396)	(873%)
Net earnings (loss) per share - basic	(0.06)	0.02	-	-	(0.19)	0.04	-	-
Net earnings (loss) per share - diluted	(0.06)	0.02	-	-	(0.19)	0.04	-	-
Gross mining profit (1)	5,461	5,488	(27)	-	13,782	17,681	(3,899)	(22%)
Gross mining margin (1)	53%	56%	-	-	43%	60%	-	-
EBITDA (1)	(500)	2,299	(2,799)	(122%)	1,473	9,627	(8,154)	(85%)
EBITDA margin (1)	(4%)	22%	-	-	4%	30%	-	-
Adjusted EBITDA (1)	3,556	2,986	570	19%	8,019	10,617	(2,598)	(24%)
Adjusted EBITDA margin (1)	31%	28%	-	-	23%	33%	-	-

Fourth Quarter 2020 Highlights:

●	Revenues of $11.3 million; gross profit of $2.7 million (24% gross margin), operating income of $0.5 million (5% operating margin), and net loss of 5.4 million;
●	Gross mining profit[1] of $5.5 million (53% gross mining margin);
●	Negative EBITDA of $0.5 million (-4% EBITDA margin), $3.6 million Adjusted EBITDA (31% Adjusted EBITDA margin);
●	Mined 577 Bitcoins with an average break-even[2] Bitcoin price of approximately $7,500;
●	3,000 miners were received and installed during the quarter adding approximately 218 PH/s.

Full Year 2020 Highlights:

●	Revenues of $34.7 million; gross profit of $2.9 million (8% gross margin), operating loss of $5.3 million (-15% operating margin), and net loss of $16.3 million;
●	Gross mining profit[1] of $13.8 million (43% gross mining margin);
●	EBITDA of $1.5 million (4% EBITDA margin), $8.0 million Adjusted EBITDA (23% Adjusted EBITDA margin);
●	Mined 3,014 Bitcoins with an average break-even[2] Bitcoin price of approximately $5,600;
●	5,865 miners were received and installed during the year adding approximately 433 PH/s.

1 Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

2 Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding hosting contracts, divided by the total number of Bitcoin mined.

Bitfarms Ltd. 2020 MD&A 3

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Revenues

Revenues were $11.3 million for the three-month period ended December 31, 2020 compared to $10.5 million for the comparable three-month period in 2019.

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues based on actual coins sold during the three-month period ended December 31, 2019 and Volta revenues		1,219	10,536	-
Impact of increase in network difficulty in excess of average Bitfarms’ Bitcoin hashrate	1	(127)	(1,011)	(10%)
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined	2	(515)	(8,844)	(84%)
Impact of difference in average Bitcoin price in Q4 2020 compared to Q4 2019	3		10,038	95%
Other mining variance and change in Volta revenues			605	6%
Revenues for three months ended December 31, 2020		577	11,324	7%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in Q4 2020 assuming the Bitcoin Halving Event did not occur, compared to Q4 2019 multiplied by Q4 2019 average Bitcoin price
2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate during Q4 2020 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price
3	Calculated as the difference in average Bitcoin price in Q4 2020 compared to Q4 2019 multiplied by Bitcoin mined in Q4 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

The most significant factors impacting the increase to Bitfarms’ revenues in Q4 2020, compared to Q4 2019, are presented in the table above. Revenues increased mostly due to the higher average Bitcoin price reduced by the increase in network difficulty in excess of the increase in Bitfarms’ hashrate and the negative impact of the Bitcoin Halving Event.

Revenues were $34.7 million for the twelve-month period ended December 31, 2020 compared to $32.4 million for the same twelve-month period in 2019.

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues based on actual coins sold during the twelve-month period ended December 31, 2019 and Volta revenues		3,876	32,421	-
Impact of increase in average Bitfarms’ Bitcoin hashrate average in excess of increase in	1	404	2,997	9%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined in	2	(1,266)	(13,105)	(40%)
Impact of difference in average Bitcoin price in 2020 compared to 2019	3		12,537	38%
Impact of Litecoins mined and sold in 2019	4		(653)	(2%)
Other mining variance and change in Volta revenues			506	2%
Revenues for twelve months ended December 31, 2020		3,014	34,703	7%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in 2020 assuming the Bitcoin Halving Event did not occur, compared to 2019 multiplied by 2019 average Bitcoin price
2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate from May 11, 2020 to December 31, 2020 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price
3	Calculated as the difference in average Bitcoin price in 2020 compared to 2019 multiplied by Bitcoins mined and sold in 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event
4	Calculated as the difference in Litecoin sold as at 2020 compared to 2019 multiplied by the average Litecoin price for 2019

Bitfarms Ltd. 2020 MD&A 4

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

The most significant factors impacting the increase to Bitfarms’ revenues for the twelve months ended December 31, 2020, compared to the twelve months ended December 31, 2019 are presented in the table above. Revenues increased mostly due to the higher average Bitcoin price and the increase in hashrate in excess of the increase in network difficulty, reduced by the negative impact of the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q4 2020 was $8.6 million, compared to $7.7 million in Q4 2019 and $31.8 million for the twelve-month period ended December 31, 2020, compared to $20.9 million for the twelve months ended December 31, 2019.

Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries, and purchases and net change in inventory. The most significant factors resulting in the increase in cost of sales are described below.

Energy and infrastructure expenses increased by $0.7 million, or 17% in Q4 2020, compared to Q4 2019, primarily due to the Company adding new Miners, which increased the electrical consumption when comparing quarters.

For the year, energy and infrastructure expenses increased by $6.6 million, or 57% compared to 2019, primarily due to the increased average electrical consumption as a result of the Company adding new Miners.

Depreciation and amortization expenses increased by $0.2 million in Q4 2020, or 8.0% compared to Q4 2019, and $4.6 million, or 68% when comparing 2020 to 2019, primarily due to depreciation expense recorded on net additions to property, plant and equipment.

General & Administrative Expenses

Bitfarms’ general and administrative expenses stood at $2.3 million in Q4 2020, flat when compared to Q4 2019.

Bitfarms’ general and administrative expenses stood at $8.3 million for the twelve-month period ended December 31, 2020, compared to $10.0 million for the same period in 2019, a decrease of $1.7 million or 17%. The main reasons for the decrease were due to lower non-cash expenses related to employee stock options, lower salaries and wages expense resulting from fewer executive level employees and government wage subsidies received in 2020 in connection with the COVID-19 pandemic. In addition, professional fees were lower as the Company incurred non-recurring professional fees in 2019 in connection with its TSX-V listing process.

Net financial expenses

Bitfarms’ net financial expenses for Q4 2020 were $5.5 million compared to $1.6 million in Q4 2019. The $3.9 million increase in net financial expenses was mainly due to a loss recorded on the revaluation of warrants issued in connection with the Company’s debt facility (the Dominion Capital loan).

Bitfarms Ltd. 2020 MD&A 5

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Bitfarms’ net financial expenses for the twelve months ended December 31, 2020 were $9.4 million compared to $1.6 million for the twelve months ended December 31, 2019. The $7.8 million increase in net financial expenses was mainly due to a loss of $3.9 million recorded in 2020, compared to a gain of $1.8 million recorded in 2019, on the revaluation of warrants issued in connection with the Company’s debt facility (the Dominion Capital loan). As well, interest expense increased by $2.8 million due to a higher average outstanding debt balance (the Dominion Capital loan) and interest on new mining hardware leases, in 2020. Higher gains on revaluation of embedded derivative of $0.5 million experienced in 2020, compared to 2019, partially offset the overall increase in net financial expenses.

Selected Annual Information

There have not been any distributions or cash dividends declared per share on any class of shares in any of the three years disclosed in the table above.

(U.S.$ in thousands except where indicated)

For the years ended December 31	2020	2019	2018
Revenues	34,703	32,421	33,805
Operating income (loss)	(5,289)	1,399	(17,998)
Net earnings attributable to:
Shareholders	(16,289)	2,899	(9,363)
Non-controlling interest	-	(792)	(8,873)
Basic and diluted earnings (loss) per share	(0.19)	0.04	(0.16)
Total current assets	9,168	6,550	3,295
Total non-current assets	42,536	46,306	22,938
Total assets	51,704	52,856	26,233
Total current liabilities	28,477	4,009	4,656
Long-term debt	174	14,849	693
Lease liabilities	7,397	5,717	-
Other non-current liabilities	209	193	232
Total non-current liabilities	7,780	20,759	925
Total liabilities	36,257	24,768	5,581
Total equity	15,447	28,088	20,652
Total liabilities and equity	51,704	52,856	26,233

Bitfarms Ltd. 2020 MD&A 6

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Reconciliation of Non-IFRS measures

Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Twelve month ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Net income (loss) before tax	(5,090)	(1,449)	(3,641)	(251%)	(16,117)	(484)	(15,633)	(3230%)
Interest expense	1,756	1,122	634	57%	6,104	3,268	2,836	87%
Depreciation expense	2,834	2,626	208	8%	11,486	6,843	4,643	68%
EBITDA	(500)	2,299	(2,799)	(122%)	1,473	9,627	(8,154)	(85%)
Stock compensation expense	403	430	(27)	(6%)	2,201	2,873	(672)	(23%)
Net financial expenses and other	3,653	257	3,396	1321%	4,345	(1,883)	6,228	331%
Adjusted EBITDA	3,556	2,986	570	19%	8,019	10,617	(2,598)	(24%)

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Twelve month ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Revenues	10,388	9,717	671	7%	32,066	29,347	2,719	9%
Cost of sales	7,732	6,879	853	12%	29,664	18,479	11,185	61%
Gross profit (loss)	2,656	2,838	(182)	(6%)	2,402	10,868	(8,466)	(78%)
Depreciation and amortization	2,805	2,598	207	8%	11,380	6,752	4,628	69%
Net change in inventory and other	-	52	(52)	(100%)	-	61	(61)	(100%)
Gross mining profit	5,461	5,488	(27)	(0%)	13,782	17,681	(3,899)	(22%)
Gross mining margin	53%	56%	-	-	43%	60%	-	-

“Gross mining profit” is defined as Gross profit (loss) excluding depreciation and amortization and net change in inventory and other minor items included in cost of sales for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

Bitfarms Ltd. 2020 MD&A 7

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Reportable Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Revenues	10,388	9,717	671	7%	32,066	29,347	2,719	9%
Cost of sales	7,732	6,879	853	12%	29,664	18,479	11,185	61%
Gross profit (loss)	2,656	2,838	(182)	(6%)	2,402	10,868	(8,466)	(78%)
Gross margin	26%	29%	-	-	7%	37%	-	-
General and administrative expenses	2,110	2,253	(143)	(6%)	7,674	9,097	(1,423)	(16%)
(Gain) on disposition of cryptocurrencies	(65)	-	(65)	(100%)	(88)	-	(88)	(100%)
Impairment of property, plant and equipment	-	-	-	-	-	56	(56)	(100%)
Operating income (loss)	611	585	26	4%	(5,184)	1,715	(6,899)	(402%)
Operating margin	6%	6%	-	-	(16%)	6%	-	-
Loss on disposition of assets	179	303	(124)	(41%)	1,440	319	1,121	352%
Net financial expenses	5,475	1,591	3,884	244%	9,377	1,566	7,811	499%
Net income (loss) before tax	(5,043)	(1,309)	(3,734)	(285%)	(16,001)	(170)	(15,831)	(9312%)
EBITDA (1)	(485)	2,404	(2,889)	(120%)	1,465	9,816	(8,351)	(85%)
EBITDA margin (1)	(5%)	25%	-	-	5%	33%	-	-
Adjusted EBITDA (1)	3,571	3,091	480	16%	8,010	10,806	(2,796)	(26%)
Adjusted EBITDA margin (1)	34%	32%	-	-	25%	37%	-	-

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Net income(loss) before tax	(5,043)	(1,309)	(3,734)	(285%)	(16,001)	(170)	(15,831)	(9312%)
Interest expense	1,753	1,115	638	57%	6,086	3,234	2,852	88%
Depreciation expense	2,805	2,598	207	8%	11,380	6,752	4,628	69%
EBITDA	(485)	2,404	(2,889)	(120%)	1,465	9,816	(8,351)	(85%)
Stock compensation expense	403	430	(27)	(6%)	2,201	2,873	(672)	(23%)
Net financial expenses and other	3,653	257	3,396	1321%	4,344	(1,883)	6,227	331%
Adjusted EBITDA	3,571	3,091	480	16%	8,010	10,806	(2,796)	(26%)

Bitfarms Ltd. 2020 MD&A 8

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Revenues	936	818	118	14%	2,637	3,074	(437)	(14%)
Cost of sales	848	823	25	3%	2,166	2,503	(337)	(13%)
Gross profit	88	(5)	93	1860%	471	571	(100)	(18%)
Gross margin	9%	(1%)	-	-	18%	19%	-	-
G&A and other expenses	154	184	(30)	(16%)	489	653	(164)	(25%)
Operating income (loss)	(66)	(189)	123	100%	(18)	(82)	64	78%
Operating margin	(7%)	(23%)	-	-	(1%)	(3%)	-	-
Loss/(Gain) on disposition of assets	-	(9)	9	100%	2	(9)	10.80	(100%)
Net financial expenses	(19)	(20)	1	5%	9	7	2	29%
Net income (loss) before tax	(47)	(160)	113	71%	(29)	(80)	51	64%
EBITDA (1)	(15)	(125)	110	88%	95	45	50	111%
EBITDA margin (1)	(2%)	(15%)	-	-	4%	1%	-	-
Adjusted EBITDA (1)	(15)	(125)	110	88%	95	45	50	111%
Adjusted EBITDA margin (1)	(2%)	(15%)	-	-	4%	1%	-	-

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Net income (loss) before tax	(47)	(160)	113	(71%)	(29)	(80)	51	64%
Interest expense	3	7	(4)	(57%)	18	34	(16)	(47%)
Depreciation expense	29	28	1	4%	106	91	15	16%
EBITDA	(15)	(125)	110	(88%)	95	45	50	111%
Adjusted EBITDA	(15)	(125)	110	(88%)	95	45	50	111%

Bitfarms Ltd. 2020 MD&A 9

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	FY 2020	Q4 2020	Q3 2020	Q2 2020*	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	34,703	11,324	6,795	7,372	9,212	10,536	9,739	8,517	3,629
EBITDA (1)	1,473	(500)	(276)	416	1,833	2,299	7,186	668	(526)
Adjusted EBITDA (1)	8,019	3,556	365	1,318	2,780	2,986	4,668	3,329	(366)
Net income (loss)	(16,289)	(5,374)	(4,761)	(3,730)	(2,424)	1,125	4,309	(1,320)	(2,007)
Basic and diluted earnings (loss) per share	(0.19)	(0.06)	(0.06)	(0.04)	(0.03)	0.02	0.06	(0.01)	(0.02)

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020
(1)	EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

The Company is not subject to seasonality. Factors that may impact Revenues and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Cash, beginning of the period	2,159	552	1,607	291%
Cash flows from (used in):
Operating activities	7,223	6,020	1,203	20%
Investing activities	(3,605)	(22,364)	18,759	84%
Financing activities	185	17,974	(17,789)	(99%)
Exchange rate differences on currency translation	(15)	(23)	8	35%
Cash, end of the period	5,947	2,159	3,788	175%

Cash Flows from Operating Activities

Net cash flows from operating activities increased by $1.2 million or 20% during the twelve months ended December 31, 2020 compared to twelve months ended December 31, 2019. The increase in net cash flows from operating activities was primarily driven by a favorable $6.3 million swing in changes in non-cash working capital components, partially offset by a negative $5.1 million swing in cash generated from operations, primarily as a result of the May 2020 Bitcoin Halving Event.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $18.8 million or 84% during the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. In 2020, new mining hardware was mostly acquired through lease financing, reducing cash outlay. In 2019, significant acquisitions of property, plant and equipment were made pertaining to the initial phases of the Sherbrooke Expansion.

Bitfarms Ltd. 2020 MD&A 10

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Cash Flows from Financing Activities

Cash flows from financing activities decreased $17.8 million or 99% during the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. This was primarily due to the Company drawing down on the $20.0 million debt facility from Dominion Capital in 2019. In 2020, the Company made repayments of long-term debt and lease liabilities in the amounts of approximately $0.5 million and $1.5 million, respectively, offset by $2.1 million in proceeds from the exercise of warrants and stock options and approximately $0.1 million in new debt pertaining to the acquisition of motor vehicles for its Volta segment.

Working Capital

As at December 31, 2020, Bitfarms had a working capital deficit, measured as current assets less current liabilities, of $19.3 million compared to positive working capital of $2.5 million on December 31, 2019, primarily due to debt of $17.2 million, being reclassified from long-term to current, as well as an increase in current lease liabilities of $2.9 million in connection with the acquisition of Miners through lease financing.

In Q1 2021, the Company raised CAD$80 million in equity from US institutional investors. A portion of these funds were used to repay the Dominion Capital loan in its entirety by the end of February 2021. The remaining funds will be used to expand capacity, acquire additional Miners and for working capital purposes. Please see the “Recent and Subsequent Events” section of this MD&A for more details.

As at December 31, 2020, Bitfarms had cash of $5.9 million compared to $2.2 million as at December 31, 2019. Cash consists of U.S. and Canadian dollar deposits at regulated financial institutions.

Capital Resources

Bitfarms’ capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base in order to sustain future development of the business, to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk, to preserve the ability to meet financial obligations and retain sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. With the repayment of the Dominion Capital loan in February of 2021 (see the “Recent and Subsequent Events” section of this MD&A for more details), the Company is no longer subject to any externally imposed capital requirements.

Sherbrooke Expansion

To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, mining structure and building modifications, as well as sourcing of mining hardware and electrical components.

Bitfarms Ltd. 2020 MD&A 11

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

The capital cost for the construction of the remaining Phases 3 through 6 is currently estimated to range between $60.0 million to $75.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between the Sherwood and Leger properties, with the majority being allocated to the Leger Property.

The ability to undertake the construction of Phases 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Phases 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Phases 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all.

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, in addition to the construction of a sound barrier wall at a cost of approximately $0.3 million in 2020, it will implement further sound mitigating measures in Q1 2021, at an approximate cost of $0.5 million, to resolve any sound issues going forward

Off-Balance Sheet Arrangements

In December 2020, the Company entered into a lease agreement for 3,000 Whatsminer Miners. The equipment was made available to the Company in February and March 2021, which is when the lease liability and corresponding assets will be recorded on the Company’s balance sheet. Other than the leases described above, there are no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Share Capital

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this MD&A, the Company has 144,615,643 common shares, 4,180,177 vested employee stock options, 3,382,670 unvested employee stock options, and 13,403,388 warrants. As of the date of this MD&A there were no preferred shares outstanding.

Financial Instruments & Risks

It is anticipated that in the normal course of operations, Bitfarms will be exposed to exchange risk, foreign currency risk and credit risk.

Bitfarms Ltd. 2020 MD&A 12

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Dominion Capital Loan

As of December 31, 2020, the Dominion Capital loan consisted of four $5.0 million tranches that were drawn down from the financing facility, which included a total of four available $5.0 million loan tranches (please refer to the Components of Total Debt section above). The features of the loan, which include the issuance of 1,666,667 warrants per tranche with an exercise price of $0.40 USD, as well as a make-whole interest clause resulted in a financial liability accounted for at amortized cost, warrant liabilities previously recorded at fair value through profit or loss which were reclassified to equity during the period, and an embedded derivative recorded at fair value through profit or loss. In September 2020 the Company reached an agreement with Dominion Capital where the exercise price of 1,666,667 warrants were repriced to $0.30 USD and the expiry date was accelerated from June 2024 to June 2021. In addition, another 1,666,667 warrants had their expiry date modified from April 2024 to November 2021. The modifications also included the authorization of a cashless exercise feature, resulting in the reclassification of the warrants from equity to a liability measured at fair value through profit or loss. There was no change to the classification of tranches #1 and 4. The purpose of the loan was to provide the Company with additional funds to achieve its growth objectives, notably, the buildout of the first two phases of the Sherbrooke Expansion.

In February 2021, the Company repaid the Dominion Capital Loan in its entirety (see the “Recent and Subsequent Events” section of this MD&A for more details). In addition, all warrants issued to Dominion Capital that were outstanding as of December 31, 2020 have been exercised as at the date of this MD&A.

Financial Instrument at Amortized Cost

Management used significant judgement and estimates when determining the effective interest rate of the financial liability accounted for at amortized cost. Repayment amounts were determined as 10% of the cryptocurrency mined by Bitfarms. In order to calculate the effective interest rate, management had to estimate Bitfarms’ future cryptocurrency mining revenue in order to estimate the timing and amount of future loan repayments. The effective interest rates were determined to be 26.93%, 30.16%, 37.10% and 38.02% for the first, second and third and fourth tranches, respectively. The component of the financial instrument carried at amortized cost resulted in interest expense of $1.4 million and $5.3 million included in net financial expenses for the three- and twelve-month periods ended December 31, 2020.

Warrants

As of December 31, 2019, the warrants issued in connection with the Dominion Capital loan were classified as equity. The authorization of the cashless exercise feature described above resulted in the modified warrants from Tranche #2 and Tranche #3 being reclassified from equity to warrant liability. There was no change to the classification or measurement of the warrants in Tranche #1 and Tranche #4. As a result of this cashless exercise feature, the warrants may not have resulted in a fixed number of shares being issued for a fixed price. The possibility of variation in quantity of shares issued resulted in the warrants being classified as a liability that was measured at fair value through profit or loss. The remeasurement resulted in a non-cash loss of $3,876 for the year ended December 31, 2020 (December 31, 2019 – gain of $1,776), included in net financial expenses. The following table lists the inputs to the Black Scholes model used for the fair value measurement of the Tranche #2 and Tranche #3 warrants reclassified from equity to a warrant liability as of the balance sheet date. The fair value measurement of the warrants is based upon level 2 inputs.

Bitfarms Ltd. 2020 MD&A 13

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Embedded Derivative

The value of the “make-whole” clause will vary based on management’s projections of the timing of the loan repayment, which are based on Bitfarms’ cryptocurrency mining revenue. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil. As of December 31, 2020, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. As of December 31, 2020, management recognized an embedded derivative asset with a value of $1.4 million resulting in a gain of $1.0 million in financial income for the twelve-months ended December 31, 2020. Any change in management’s assumptions of Bitcoin price, Bitcoin Network Difficulty and the Company’s internal hashrate may have a material impact on profit or loss upon remeasurement in subsequent periods.

Credit Risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents, accounts receivable and long-term deposits. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through Canadian chartered banks. The credit risk regarding trade receivables is derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company places deposits with suppliers of cryptocurrency mining hardware in the normal course of operations in order to secure orders and delivery dates. The Company deals with major suppliers of cryptocurrency equipment and routinely maintains strong relationships with suppliers and evaluates the mining hardware market. Other long-term deposits include deposits with local government run energy producers. The Company is also exposed to credit risk through conversion of cryptocurrency to fiat currency through the use of cryptocurrency exchanges. During the year ended December 31, 2020, the Company maintained relationships with multiple exchanges and mitigated credit risk by routinely converting cryptocurrency to fiat currency to limit exposure. Furthermore, the Company performs periodic evaluations of cryptocurrency exchanges. See Custody of Crypto Asset Risk for additional details of the Company’s practice subsequent to December 31, 2020.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than three months. Long-term debt, as of December 31, 2020, adjusted for the loan amendments as described in the Working Capital section, includes financial obligations with contractual maturities, including principal and interest, are noted below.

December 31,
2020

2021	$18,840
2022	87
2023 and thereafter	84
$19,011

Bitfarms Ltd. 2020 MD&A 14

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

In February 2021, the Company repaid the Dominion Capital loan in its entirety (see the “Recent and Subsequent Events” section of this MD&A for more details).

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of the December 31, 2020, adjusted for the lease described in off-balance sheet arrangements, are as follows:

December 31, 2020
2021	$4,733
2022	3,677
2023	1,133
2024	1,006
2025 and thereafter	3,202
$13,751

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all its revenues, excluding Volta, and most of its capital expenditures and financing are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. Management does not currently hedge its foreign currency risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of Crypto Asset Risk

Cryptocurrencies are controllable by the possessors of the unique public key and private key relating to the digital wallet used to store the cryptocurrencies. If keys are lost, stolen or destroyed this could result in a loss for the Company. During 2020, in order to mitigate the risk of loss of cryptocurrencies the Company maintained the practice of selling cryptocurrency routinely and using multi-signature digital wallets to store cryptocurrency until its eventual sale. The digital wallets used for Bitcoin require 2 out of 3 individuals to approve a spending transaction. Each of the users has a separate password that is not known by the other users. The transactions can only be initiated from the physical computer where the multi-signature wallet is installed for each user. In order to install the multi-signature wallet on a computer, twelve “seed” words that are distinct to each user are required, which are physically stored offline in confidential locations offsite.

Bitfarms Ltd. 2020 MD&A 15

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

In early January 2021, the Company announced that it had implemented a pilot program pursuant to which the Company would begin retaining some of the Bitcoin it mines. As of the date of this MD&A, the Company had retained approximately 500 Bitcoin. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or to monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies.

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are. currently deemed immaterial, may also impair operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

Bitcoin Halving Event

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners was reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability in 2020. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that Mining remains profitable. The period of market normalization after a Bitcoin Halving Event to incentivizing profitability levels is unknown. In the 30 days prior to the Bitcoin Halving Event the average daily revenue per Terahash of computing power was approximately $0.13. In the 30 days subsequent to the Bitcoin Halving, average daily revenue per Terahash was $0.09, a decrease of $0.04 or approximately 31% compared to the daily revenue per Terahash in the 30 days prior to the Bitcoin Halving. In the 20 days leading up to the date of this MD&A, average daily revenue per Terahash was $0.36. Management has observed an increase in revenue per Terahash levels of $0.23 or approximately 177% when comparing to pre-halving levels.

Management believes that revenue per Terahash will normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware and access to capital to remain profitable. The next Bitcoin Halving Event is expected to occur in 2024.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and electrical components for future expansion. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Bitfarms Ltd. 2020 MD&A 16

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. While the financial difficulties of customers have been considered in the expected credit loss model, there is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers.

The Company has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $0.7 million and will continue to monitor its eligibility to claim the CEWS.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Debt Service

The Company’s ability to make scheduled payments on, or refinance its debt obligations, depends on its financial condition and operating performance, which are subject to a number of factors beyond its control.

In February 2021, the Company repaid its Dominion loan in full (see the “Recent and Subsequent Events” section of this MD&A for more details). A such, this risk has been reduced significantly for the foreseeable future.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend on part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

Bitfarms Ltd. 2020 MD&A 17

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Debt Covenants

The agreements governing the Company’s credit facilities contained restrictive covenants that could have limited its discretion with respect to certain business matters. However, with repayment in full of the Dominion loan in February 2021, these restrictive covenants no longer exist (see the “Recent and Subsequent Events” section of this MD&A for more details).

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

The Company is dependent on earnings from operations for substantially all of its working capital needs, and there is no assurance that additional funding will be available to it for further development and growth. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company’s financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company’s business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Bitfarms Ltd. 2020 MD&A 18

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Bitfarms Ltd. 2020 MD&A 19

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Significant Shareholder Risk

Certain officers and directors of the Company beneficially own 23,031,478 of the issued and outstanding common shares representing approximately 16% of the issued and outstanding common shares. By virtue of their status as the principal shareholders of the Company, and by being directors and officers of the Company, they have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders. Also, third parties could be discouraged from making a take-over bid. As well, sales by the significant shareholders of a substantial number of could cause the market price of such shares to decline.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company’s inventory of currencies. The Company will act to reduce this risk by managing working capital through combining sales of cryptographic currencies for U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to the Company’s expenses.

Bitfarms Ltd. 2020 MD&A 20

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are summarized as follows:

(a)	Currently Backbone sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

(b)	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date (“Phase 1”). Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on Backbone’s pre-existing operations and secures existing rates until the completion of Phase 3.

Bitfarms Ltd. 2020 MD&A 21

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Phase 2:	On April 29, 2019, the Régie rendered its decision on the second phase (“Phase 2”) of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects were required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The call for tenders process ended on October 31, 2019. According to Hydro-Quebec, only 60 MW were allocated to cryptographic clients. In its decision, the Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it would have been required to participate to the call for tenders process. However, the Régie’s decision also means that all the Company’s pre-existing operations will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff applies to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. Following a successful administrative review process of the decision of the Régie initiated by the Company, the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) does not apply to our pre-existing operations supplied directly by Hydro-Québec. This issue will be addressed by the Régie in Phase 3.

Phase 3:	On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non- firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

Bitfarms Ltd. 2020 MD&A 22

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year.

(c)	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, then operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Furthermore, fraud or failure of one of the Company’s counterparty custodians or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets.

Bitfarms Ltd. 2020 MD&A 23

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past four years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Political and Regulatory Risk

The Company’s primary properties are located in Québec and are be subject to changes in political conditions and regulations within the Province and in Canada. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, sales and income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by the Company are determined and controlled by a regulator, there is no certainty that this factor will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Canada may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The Company’s material property is located in the province of Québec and as such are subject to the jurisdiction of the laws of Québec and Canada. The Company believes the present attitude to foreign investment and to the mining industry is favourable, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, and environmental legislation.

Bitfarms Ltd. 2020 MD&A 24

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. The Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. The Company also employs a “hardware” team, which focuses, among other things, on chip repair and daily evaluation of the technical condition of the server farm that the Company operates. The Company owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences are not described herein, and this MD&A is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company’s operations may be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for non- compliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Bitfarms Ltd. 2020 MD&A 25

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The current or future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. The Company intends to fully comply with all environmental regulations in every country in which it is active.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

Bitfarms Ltd. 2020 MD&A 26

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms Ltd.’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry may impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

Competition

The Company’s business is intensely competitive, and the Company will compete with other mining companies, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time. This factor along with new industry entrants and price volatility may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Bitfarms Ltd. 2020 MD&A 27

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to the Company; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of its current operations and buildout capabilities. Nevertheless, the Company’s assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain, or a software upgrade that automatically charges fees for all transactions, may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve Blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the blockchain, potentially permitting such actor or botnet to manipulate the blockchain in a manner that adversely affects the Company’s mining activities.

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, inventory of coins, and future investment strategies.

Bitfarms Ltd. 2020 MD&A 28

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company’s operations and profitability

Related Party Transactions

During the three and twelve month periods ended December 31, 2020, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $112,000 and $440,000 for the three and twelve month periods ended December 31, 2020 (three and twelve months ended December 31, 2019 - $81,000 and $528,000) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors, Nicolas Bonta and Emiliano Grodzki. The consulting fees charged by directors totaled approximately $91,000 and $379,000 for the three and twelve month periods ended December 31, 2020 (three and twelve month periods ended December 31, 2019 - $100,000 and $400,000).

The transactions listed above were incurred in the normal course of operations.

Bitfarms Ltd. 2020 MD&A 29

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Recent and Subsequent Events

Private placements

In January and February 2021, the Company entered completed three private placements for total gross proceeds of $80 million CAD in exchange for the issuance of 26,036,177 Common Shares and 26,036,177 warrants to purchase Common Shares. Details of the three private placements are as follows:

Closing Date	January 7, 2021	January 14, 2021	February 10, 2021
Gross proceeds (CAD)	20,000,000	20,000,000	40,000,000
Common shares issued	8,888,889	5,586,593	11,560,695
Warrants issued*	8,888,889	5,586,593	11,560,695
Warrant strike price	2.75 CAD	3.10 USD	3.01 USD
Warrant life (years)	3	3.5	3.5
Commission paid	8%	8%	8%
Broker warrants issued*	711,111	446,927	924,586
Broker warrant strike price	2.81 CAD	3.53 USD	3.39 USD
Broker warrant life (years)	3	3.5	3.5

* All warrants issued are for the purchase of one common share in the Company

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement closed on January 7, 2021 were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20.6 million (26,172,000 CAD). In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15.6 million. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2.7 million. In total, 15,331,933 warrants have been exercised resulting in the issuance of 15,331,933 common shares for total proceeds of $38.9 million.

Dominion Capital Loan and Warrants

In January 2021, Dominion Capital exercised their option to convert $5.0 million of debt into 8,474,576 Common Shares. In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares in exchange for the Company receiving proceeds of approximately $1.5 million. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

In February 2021, the Company paid the outstanding balance of the Dominion Capital Loan and has satisfied all obligations relating to the loan. As of the date of the MD&A, the Company is no longer subject to the covenants or collateral obligations.

Agreement to Purchase Mining Hardware

In March 2021, the Company entered into agreements to purchase 48,000 new miners from MicroBT, the manufacturer of WhatsMiner miners. The equipment is expected to be delivered starting in January, 2022 and continue through to December, 2022.

Bitfarms Ltd. 2020 MD&A 30

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Adoption of and Change in Accounting Policies

Revenue recognition

The Group, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. During the period, the Group changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Group accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Group now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Group has entered into contracts with Mining Pools and has undertaken the performance obligation of providing computing power to the Mining Pool in exchange for non-cash consideration in the form cryptocurrency. The Group measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received Management considers the prices quotes on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

Cryptocurrency on hand at the end of a reporting period is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and accumulated in equity under revaluation surplus. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as of the reporting date.

Bitfarms Ltd. 2020 MD&A 31

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

The Company believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Company’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as of January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as of December 31, 2019. Furthermore, the Group’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Group’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Group may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Group’s business practice of regularly disposing of cryptocurrencies.

Bitfarms Ltd. 2020 MD&A 32

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2021 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties, some of which were addressed in more detail under the section “Other Risks” include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;

Bitfarms Ltd. 2020 MD&A 33

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

●	conflict of interests with directors and management;
●	political and regulatory risk; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Bitfarms Ltd. 2020 MD&A 34

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Bitfarms Ltd. 2020 MD&A 35

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoins as Block Rewards.

Mining Pool: A mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Bitfarms Ltd. 2020 MD&A 36

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2020

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

 Bitfarms Ltd. 2020 MD&A 37